82-1561

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Our Ref.: HASE/TL/HL/04238

8th August, 2005

05010590

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement:
Proposed privatisation of Henderson China Holdings Limited ("HCHL") by Henderson Land Development Company Limited (the "Company") by way of a scheme of arrangement (the "Scheme")
– Sanction of the Scheme by the Supreme Court and Current Status of Conditions of the Proposal

We enclose for your information a copy of the Company's announcement on 5th August, 2005 in relation to the sanction of the Scheme by the Supreme Court of Bermuda and current status of conditions of the proposed privatisation of HCHL, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓

South China Morning Post
Published on 8th August, 2005

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF HENDERSON CHINA HOLDINGS LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

(Under Section 99 of the Companies Act 1981 of Bermuda)

SANCTION OF THE SCHEME BY THE SUPREME COURT

CURRENT STATUS OF CONDITIONS OF THE PROPOSAL

Financial Adviser to Henderson Land Development Company Limited

Morgan Stanley

The Scheme as approved at the Court Meeting was sanctioned without modification by the Supreme Court on Friday, 5th August, 2005 (Bermuda time).

Shareholders and/or potential investors in HCHL should be aware that the implementation of the Proposal and the Scheme as approved at the Court Meeting is still subject to part of Condition (c) (the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration) as set out in the Scheme Document being fulfilled. A copy of the order of the Supreme Court is expected to be delivered to the Registrar of Companies in Bermuda for registration on Friday, 12th August, 2005 (Bermuda time), thereby fulfilling the remaining part of Condition (c) and the Scheme as approved at the Court Meeting is expected to become effective on the Effective Date, which is expected to be Friday, 12th August, 2005 (Bermuda time). The Scheme as approved at the Court Meeting will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court may allow and the Shareholders will be notified accordingly by press announcement(s).

Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.

An application for cessation in dealings in and withdrawal of the listing of the Shares has been made to the Stock Exchange. The last day for dealings in the Shares on the Stock Exchange will be on Monday, 8th August, 2005 and the latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme as approved at the Court Meeting will be 4:00 p.m. on Thursday, 11th August, 2005. Subject to the approval of the Stock Exchange, the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 15th August, 2005.

INTRODUCTION

Reference is made to the joint announcements dated 19th May, 2005, 3rd June, 2005, 9th June, 2005 and 20th June, 2005 made by HLD and HCHL, the document dated 20th June, 2005 sent by HCHL to the Shareholders in relation to the Proposal (the "Scheme Document") and the joint announcement dated 22nd July, 2005 made by HLD and HCHL. Terms defined in the Scheme Document have the same meanings when used in this announcement.

SANCTION OF THE SCHEME BY THE SUPREME COURT

The directors of HCHL wish to announce that the Scheme as approved at the Court Meeting was sanctioned without modification by the Supreme Court on Friday, 5th August, 2005 (Bermuda time).

CURRENT STATUS OF CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in HCHL should be aware that the implementation of the Proposal and the Scheme as approved at the Court Meeting is still subject to part of Condition (c) (the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration) as set out in the Scheme Document being fulfilled. A copy of the order of the Supreme Court is expected to be delivered to the Registrar of Companies in Bermuda for registration on Friday, 12th August, 2005 (Bermuda time), thereby fulfilling the remaining part of Condition (c). The Scheme as approved at the Court Meeting is expected to become effective on the Effective Date, which is expected to be Friday, 12th August, 2005 (Bermuda time). The Scheme as approved at the Court Meeting will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court may allow and the Shareholders will be notified accordingly by press announcement(s).

The directors of HCHL intend that the listing of the Shares on the Stock Exchange will be withdrawn if the Proposal is effective and implemented and will be maintained in the event that the Proposal does not become effective or is not implemented.

Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.

APPLICATION FOR CESSATION IN DEALINGS AND WITHDRAWAL OF LISTING

An application for cessation in dealings in and withdrawal of the listing of the Shares has been made to the Stock Exchange. Subject to the approval of the Stock Exchange, the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 15th August, 2005.

EXPECTED TIMETABLE

Shareholders should note that the expected timetable for the Proposal is as follows:

Last day for dealings in the Shares	Monday, 8th August, 2005
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme as approved at the Court Meeting	4:00 p.m. on Thursday, 11th August, 2005
Book close date	Friday, 12th August, 2005
Record Time	5:00 p.m. on Friday, 12th August, 2005
Effective Date	Friday, 12th August, 2005
Press announcement on the Effective Date and withdrawal of listing in South China Morning Post and Hong Kong Economic Journal	Monday, 15th August, 2005
Withdrawal of the listing of the Shares on the Stock Exchange becomes effective	9:30 a.m. on Monday, 15th August, 2005
Cheques for cash entitlements to the Cancellation Price to be despatched on or before	Monday, 22nd August, 2005

Note:

All references in this announcement to times and dates are references to Hong Kong times and dates other than references to the date on which the Supreme Court sanctioned the Scheme as approved at the Court Meeting, the expected date for the delivery of a copy of the order of the Supreme Court to the Registrar of Companies in Bermuda for registration and the Effective Date, which are references to the relevant dates in Bermuda. For the period from the date of this announcement to 29th October, 2005, Bermuda time is 11 hours behind Hong Kong time and will be 12 hours behind Hong Kong time thereafter.

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson China Holdings Limited
Richard LAW Cho Wa
Company Secretary

Hong Kong, 5th August, 2005

As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The directors of HLD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCHL Group) misleading.

As at the date of this announcement, the board of directors of HCHL comprises: (1) executive directors: Lee Ka Kit (Chairman), Lee Shau Kee, Colin Lam Ko Yin, Lee King Yue, Leung Sing, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun and Cheung Fong Ming; (2) non-executive directors: Wong Ying Wai, Kan Fook Yee and Philip Yuen Pak Yiu; and (3) independent non-executive directors: Liang Shangli, Gordon Kwong Che Keung and Leung Yuk Kwong.

The directors of HCHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD Group) misleading.

* *for identification purpose only*